SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9/A

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 1)


                           EUROWEB INTERNATIONAL CORP.
                            (NAME OF SUBJECT COMPANY)

                           EUROWEB INTERNATIONAL CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    298801101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Frank R. Cohen
                          CFO, Secretary and Treasurer
                                 445 Park Avenue
                                   15th Floor
                               New York, NY 10022
                                Tel: 212-758-9870

                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
             PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 WITH A COPY TO:

                             Jeffrey E. Cohen, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                               New York, NY 10036
                                Tel: 212-626-4936

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

           This Amendment No. 1 amends and supplements the Statement on Schedule 14D-9 (the "Statement") initially filed with the Securities and Exchange Commission on March 4, 2002, in response to the offer by Everest Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Pansource B.V. ("Pansource"), a private company with limited liability incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of EuroWeb International Corp., a Delaware corporation (the "Company"), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 1 is being filed by the Company.

ITEM 8.    ADDITIONAL INFORMATION

           Item 8 of the Statement is hereby supplemented with the following additional information:

     On March 8, 2002 the Company was served with a complaint in Suan Investments v. EuroWeb International et. al C.A. No. 19438NC, an action filed in Delaware Chancery Court.

           The complaint alleges, among other things, that the consideration offered by KPN in the Offer is "unfair and inadequate" and that the "intrinsic value of [the Company's] publicly owned shares is materially in excess of the amount offered". The complaint also alleges that the documents disseminated to the Company's unaffiliated stockholders by the KPN Group with respect to the Offer are "materially false and misleading" and that KPN, "with the acquiescence of the individual defendants, has breached and will continue to breach its fiduciary duties . . . by engaging in improper overreaching and self-dealing in pursuing the proposed transaction."

           According to the complaint, plaintiff is seeking, among other things, to recover unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Offer to Purchase.

           As the Special Committee has previously recommended that the Company's stockholders reject the Offer, it is not clear what relevance, if any, this action has for the Company or for the individual directors who serve on the Special Committee.

           A copy of the complaint of Suan Investments was filed as Exhibit
(a)(5)(i) to Amendment No. 1 to the Schedule TO filed by Purchaser, Pansource, KPN and KPN Telecom B.V.

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



                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                            EUROWEB INTERNATIONAL CORP.

                            By: /s/ Frank R. Cohen
                               Name: Frank R. Cohen
                               Title: CFO, Secretary and Treasurer



Date: March 12, 2002

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